July 10, 2023

Re:	Adagene Inc.
Annual Report on Form 20-F
Filed April 28, 2023
File No. 001-39997

Ms. Lynn Dicker

Mr. Kevin Kuhar

Mr. Kyle Wiley

Mr. Christopher Dunham

Mr. Jimmy McNamara

Mr. Tim Buchmiller

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Lynn Dicker, Kevin Kuhar, Kyle Wiley, Christopher Dunham, Jimmy McNamara and Tim Buchmiller:

This letter sets forth the supplemental responses of Adagene Inc. (“Adagene” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 5, 2023 (the “June Response Letter”) in connection with a teleconference between the Staff and the Company’s counsel on July 5, 2023. Capitalized terms used but not otherwise defined in this supplemental response letter shall have the meanings ascribed to such terms in the June Response Letter.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

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General Note to the Staff:

The Company respectfully submits in this letter its proposed updates to the disclosures contained in the annual report for the year ending December 31, 2022 (the “2022 Annual Report”), which, subject to the Staff’s review and further regulatory developments (if applicable), will be included in the Company’s annual report for the year ending December 31, 2023 (the “2023 Annual Report”) and future filings, to the extent applicable.

Annual Report on Form 20-F for the fiscal year ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 212

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Required disclosures under paragraph (b)(2) of Item 16I

With respect to the percentage of shares of Adagene Inc. owned by governmental entities in the foreign jurisdiction in which the registrant is incorporated or otherwise organized, namely, Cayman Islands, Hong Kong, PRC, United States, Australia, and Switzerland, and Singapore, the Company examined the Company’s register of members and Public Filings made by the Company’s shareholders as the Company explained under the subsection titled “Submission under paragraph (a) of Item 16I” of the response to Comment No. 1 in the June Response Letter. Other than reviewing the Public Filings made by the Company’s shareholders, the Company was unable to conduct look-through exercises of the beneficial ownership of holders of its American deposited shares to determine whether such holders are owned by governmental entities in the foreign jurisdiction in which the registrant is incorporated or otherwise organized. However, nothing comes to the attention of the Company that makes the Company believe that any such holder is owned by governmental entities in the foreign jurisdiction in which the registrant is incorporated or otherwise organized.

With respect to the percentage of shares of each of the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1, because each such consolidated foreign operating entity is directly wholly-owned by its respective shareholder, which is also a consolidated foreign operating entity of the Company, and indirectly wholly-owned by Adagene Inc., the Company did not need to review other documentation to reach its conclusion.

Required disclosures under paragraph (b)(3) of Item 16I

For similar reasons, the Company examined the Company’s register of members and Public Filings made by the Company’s shareholders to reach the conclusion with respect to whether the governmental entities in the applicable foreign jurisdiction with respect to the Company’s registered public accounting firm have a controlling financial interest in each of Adagene Inc.

For similar reasons, the Company did not need to review other documentation to reach its conclusion with respect to each of its consolidated foreign operating entity.

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If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Adagene’s Annual Report on Form 20-F, please contact Xuelin (Steve) Wang at +852 2533-1092 (xuelin.wang@davispolk.com) of Davis Polk & Wardwell LLP.

Thank you for your time and attention.

Yours sincerely,

/s/ Raymond Tam
Name: Raymond Tam
Title: Chief Financial Officer

cc:	Dr. Peter Luo, Chief Executive Officer Adagene Inc.

Mr. Xuelin (Steve) Wang, Ph.D. Partner Davis Polk & Wardwell LLP

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